

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

January 7, 2010

Via Mail and Fax

Eric J. Bock
Executive Vice President, Chief Administrative Officer and General Counsel
Travelport Limited
405 Lexington Avenue, 57th Floor
New York, NY 10174

RE: Travelport Limited
File Number: 333-141714-23
Form 8-K Furnished May 8, 2009

Dear Mr. Bock:

We have reviewed your correspondence dated December 19, 2009 and have the following comment. We believe you should revise future filings in response to our comment. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may have further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 8-K Furnished May 8, 2009
Exhibit 99.1

1. Refer to your response to our prior comment number 5. You state that your public investors are debt investors primarily concerned with your ability to fund your periodic interest payments, and presumably your overall debt service as well. In this regard, it appears to us that your debt investors would look to the adequacy of your cash flows from operating activities in meeting such. Accordingly, it appears to us that "adjusted EBITDA" is more akin to a non-GAAP liquidity measure that should be reconciled to the comparable GAAP measure, which appears to us to be in your circumstances "net cash provided by operating activities" as presented in your statement of cash flows. The portions of your response stating that "adjusted EBITDA" is a critical component in calculating "total maximum leverage ratio" that is a key financial ratio of your credit agreement which is a material debt agreement to you appears to support the notion that "adjusted EBITDA" is more closely associated with a liquidity measure. In connection with this, your credit agreement may not be critical in funding your ongoing liquidity as you assert, but it appears to us that your ongoing liquidity is critical to the maintenance of the credit agreement. In view of the

preceding, the relevancy of "adjusted EBITDA margin" is not clear to us when "adjusted EBITDA" is presented in the context of a non-GAAP liquidity measure. Please advise and revise your presentation as appropriate.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief